LEAD INVESTOR

Andy Tung

As an experienced operator in transportation businesses, a director of a major Asian airline, and more recently as an investor in early stage companies, I am excited by KinectAir's ambition to "Open the Skies" and transform the future of aviation into something more accessible, more enjoyable and more sustainable. I have enjoyed getting to know and working with Jonathan Evans. He is an experienced entrepreneur with a track record in innovation and software development, having sold his drone software business to global giant Verizon. A mark of his leadership is shown in the team he has built at KinectAir. Many are entrepreneurs in their own right (over $41M raised for previous ventures with multiple FTSE 500 and PE exits). They are all passionate about the mission with the capabilities needed to deliver a safe, sound and profitable operation. What we have seen through the pandemic is that business can be done from anywhere. This could fundamentally change travel patterns towards options that value time and personal space. Meanwhile, the economics of the traditional air transport business continues to drive service providers to focus on pursuing economies of scale in an attempt to drive down unit cost. Frequently customer experience has paid the price. KinectAir approaches the business in a different way. By making the best use of under utilized assets (airplanes and airports), combined with intelligent AI-backed software they will optimally match supply and demand to provide customized travel solutions on a 'on-demand' basis, while keeping operating costs competitive and prices accessible. In my eyes, KinectAir's model will provide a completely different travel experience through nearby uncongested airports, served by ground and air staff who are passionate about delivering a truly customer centric experience.

Invested $500,000 this round & $750,000 previously

Learn about Lead Investors